Consent of Independent Registered Public Accounting Firm

The Deferred Salary Savings Plan Committee

Univest Corporation of Pennsylvania

We consent to the incorporation by reference in the registration statement (no. 333-152542) on Form S-8 of Univest Corporation of Pennsylvania of our report dated June 24, 2013 with respect to the statements of net assets available for benefits of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan as of December 31, 2012 and 2011, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012, which report appears in the December 31, 2012 Annual Report on Form 11-K of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan.

/s/ KPMG LLP
Philadelphia, Pennsylvania
June 24, 2013